UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM SD
Specialized Disclosure Report
Philip Morris International Inc. (Exact name of registrant as specified in its charter)

Virginia	1-33708	13-3435103
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

120 Park Avenue, New York, New York		10017-5592
(Address of principal executive offices)		(Zip Code)

Massimo Andolina Senior Vice President Operations PMI +41 (58) 242 6710
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Section 1 – Conflict Minerals Disclosure
Item 1.01 and 1.02 Conflict Minerals Disclosure and Report
    This Specialized Disclosure Report (“Form SD”) for Philip Morris International Inc. (“PMI”) is provided in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”) for the reporting period from January 1, 2021 to December 31, 2021. A copy of the Conflict Minerals Report is attached as Exhibit 1.01 to this Form SD and is also publicly available on PMI's website at https://www.pmi.com/home/our-views-and-standards/standards/transparency.

Section 2 – Exhibits
Item 2.01 – Exhibits
    The following exhibit is filed as part of this Report.
    Exhibit 1.01 – Conflict Minerals Report as required by Item 1.01 and 1.02 of this Form SD.
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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIP MORRIS INTERNATIONAL INC.

By:	/s/ MASSIMO ANDOLINA
Name:	Massimo Andolina
Title:	Senior Vice President, Operations
DATE: May 17, 2021